March 24, 2023

VIA EDGAR

Benjamin Holt

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Trailblazer Merger Corporation I

Registration Statement on Form S-1

Filed June 30, 2022, as amended

File No. 333-265914

Dear Mr. Holt:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, for themselves and the other underwriters, hereby join in the request of Trailblazer Merger Corporation I, that the effective date of the above-referenced registration statement be accelerated so as to permit it to become effective at 4:30 pm Eastern time on Tuesday, March 28, 2023, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advise that as of the date hereof, approximately 500 copies of the preliminary prospectus as filed with the Securities and Exchange Commission on March 10, 2023 have been distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

Each of the undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours,

LIFESCI CAPITAL LLC

By:	/s/ David Dobkin
Name:	David Dobkin
Title:	Managing Director

LADENBURG THALMANN & CO. INC.

By:	/s/ Jeffrey Caliva
Name:	Jeffrey Caliva
Title:	Managing Director, Investment Banking

As Representatives of the underwriters